						Exhibit 12(c)

Entergy Louisiana, LLC
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Distributions

	Twelve Months Ended
	December 31,					30-Jun

	2004	2005	2006	2007	2008	2009

Fixed charges, as defined:
Total Interest	$74,141	$85,418	$92,216	$85,729	$94,310	$102,905
Interest applicable to rentals	5,595	4,585	4,833	7,074	12,099	7,111

Total fixed charges, as defined	$79,736	$90,003	$97,049	$92,803	$106,409	110,016

Preferred distributions, as defined (a)	-	-	10,906	10,998	0	1,676

Combined fixed charges and preferred distributions, as defined	$79,736	$90,003	$107,955	$103,801	$106,409	$111,692

Earnings as defined:

Net Income	$127,495	$128,082	$137,618	$143,337	$157,543	$177,931
Add:
Provision for income taxes:
Total Taxes	79,475	96,819	78,338	83,494	70,648	60,202
Fixed charges as above	79,736	90,003	97,049	92,803	106,409	110,016

Total earnings, as defined	$286,706	$314,904	$313,005	$319,634	$334,600	$348,149

Ratio of earnings to fixed charges, as defined	3.60	3.50	3.23	3.44	3.14	3.16

Ratio of earnings to combined fixed charges and
preferred distributions, as defined	-	-	2.90	3.08	2.87	3.12

(a) "Preferred distributions," as defined by SEC regulation S-K, are computed by dividing the preferred distribution requirement by one hundred percent (100%) minus the income tax rate.